

June 29, 2012

Via E-mail
Sachin Adarkar
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

      Re: **Prosper Marketplace, Inc.**
                Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
                Filed May 15, 2012
                Form 10-Q for the Quarter Ended March 31, 2012
                Filed May 15, 2012
                File No. 333-147019

Dear Mr. Adarkar:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2011

Item 1. Business

Borrower Identity and Financial Information Verification, page 14

1. We note your disclosure on page 15 that you verified employment or income information for approximately 47% of the loans you originated on a unit basis. Please tell us, and disclose in future filings, the percentage of loans that had inaccurate employment or income information.

How to Bid to Purchase Notes

Quick Invest, page 29

2. Please tell us and discuss in future filings, any problems you have had with your Quick Invest system, including issuing notes by mistake to your investors. Please also discuss the policies and procedures in place for repurchasing notes that were erroneously issued by the system. Please tell us whether you have a formal policy with respect to the handling of actual or alleged Quick Invest errors, and if you do not, whether you plan to develop one. In addition, in your amended 10-K, please add a section in Risk Factors that describes the potential risks that investors face when they choose to allow the Quick Invest system to fund loans on their behalf. Please describe how often you have detected errors within the system.

Technology, page 39

3. Please revise to include a separate section which provides additional information identifying the loan servicing company and its experience servicing assets of a similar type to the borrower loans. In addition, please file the back-up servicing agreement as an exhibit.

Risk Factors

The Prosper Rating may not accurately set forth the risks of investing…, page 51

4. Please confirm that Prosper Marketplace will take Securities Act liability for inaccurate Prosper Ratings or provide your analysis as to why liability would not attach. We note that investors rely on the Prosper rating when making their investment decision and you have chosen to rely on unverified data to construct such rating.

Participation in the funding of loans could be viewed as creating a conflict of interest, page 57

5. We note your discussion that Prosper Marketplace and you may participate in funding borrower member loans and holding notes for your own account. Please revise to provide more detail describing the extent to which you have participated in funding borrower member loans so that investors will have a better understanding of the conflict you describe.

If the security of our lender members' and borrowers' confidential information . . ., page 63
Any significant disruption in service on our website or in PMI's computer . . ., page 64

6. If you or your hosting provider, Digital Realty Trust, have experienced any cyber attacks, attempts to breach your systems or other similar incidents with your business in the past, please state that fact in your risk factor disclosure so that investors are better able to understand the extent to which this risk is likely to impact current or future results.

Our platform represents a novel approach to borrowing and lending…, page 66

7. We note your disclosure that you failed to timely renew applications to offer and sell notes in several states in 2010. We also note that on page 47 you disclose a further failure to renew an application in October 2011. In future filings, please update this disclosure for the most recent quarter. In addition, please explain why you would be subject to additional penalties in Connecticut and provide management's expectations as to the amount of such penalties.

Item 10. Directors, Executive Officers, and Corporate Governance

Executive Officers, Directors and Key Employees, page 86

8. We note that Mr. Adarkar is described as General Counsel and not as a director or secretary of PMI; however, he appears to have entered into contracts on behalf of the company in his capacity as director and secretary (see Services and Indemnity Agreement dated March 1, 2012). Please revise your disclosure to identify Mr. Adarkar's positions or explain why he has signed in this capacity.

Limitations on Officers' and Directors' Liability and Indemnification Agreements, page 91

9. We note your disclosure that you have entered into indemnification agreements with each of your directors and officers. Please file the indemnification agreements as exhibits to your amended 10-K, or please explain why you are not required to do so.

Director Compensation, page 96

10. Please file an amendment to your annual report that includes the tabular disclosure required by Item 402(r) of Regulation S-K.

Statement of Operations, page F-3

11. Please revise future filings to disclose interest income and interest expense separately on the face of the statement of operations in accordance with Rule 5-03(b) of Regulation S-X. Given that you separately disclose both "borrower loans receivable" and "borrower payment dependent notes" on the face of the balance sheet it is unclear why a corresponding similar presentation is not made on the face of the statement of operations. Please revise future filings or advise.

12. We note the company charges a 1% servicing fee which is due and payable on all payments received on borrower loans. We note the level of servicing fees, as reflected in the statement of operations, decreased in each successive quarter of fiscal 2011 and into the first quarter of fiscal 2012, while the level of loans originated and payments received has continued to increase during these timeframes. Please tell us how the company is accounting for and reflecting these servicing fees within the statement of operations and

explain the decrease in servicing fees during 2011 and 2012 despite the increase in loan originations and payments.

Notes to Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition – Origination Fees, page F-10

13. We note the company recognizes revenues from loan origination fees under ASC Topic 605. Tell us how the company considered the accounting guidance in ASC Topic 310-20-35-2 as it relates to the accounting for these loan origination fees.

Note 8. Long Term Debt, page F-18

14. In regard to the convertible promissory notes which were converted into Series D preferred stock in fiscal 2010, please tell us and revise to disclose the conversion terms and number of Series D preferred shares issued in each of the transactions.

15. In regard to each of the Note and Warrant Purchase Agreements disclosed, tell us how the company determined the relative fair values utilized in allocating the proceeds between the warrants and the convertible notes.

Note 12. Stockholders Equity, page F-21

16. We note the issuance of the Series D, D-1, E,E-1 and F preferred stock which occurred during fiscal 2010 and 2011. Please tell us and revise to address the following:

- Disclose the price per share for each of the above preferred shares issued;
- Tell us how the fair value of the Series D and Series D-1 preferred stock was determined and allocated between these issuances;
- Disclose the number of common stock shares issued upon conversion of the Series D-1 preferred stock; and
- Disclose how the fair value of Series E-1 preferred stock was determined and accounted for.

Note 13. Stock Option Plan and Other Stock Compensation, page F-23

17. In regard to the stock options granted during both fiscal 2010 and 2011, tell us how the fair value of common stock was determined. Similar information should be provided addressing the interim period 2012 stock option grants.

Exhibit Index

18. We note that you have entered into several material definitive agreements with Prosper
    Funding LLC that you have not filed on Form 8-K. Please explain why you have not
    filed these agreements as required by Item 1.01 of Form 8-K.

Form 10-Q for the Quarter Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

General

19. We note the company has recognized increasing levels of revenues (i.e. primarily due to
    increasing loan origination fees) during each of the interim reporting periods of fiscal
    2011 as well as during the quarterly period ended March 31, 2012. During the same time
    periods, we also note the increasing levels of operating expenses primarily due to
    significantly increasing levels of both compensation and benefits expense and marketing
    and advertising expense. As a result of the revenue levels not increasing in a manner
    commensurate with expenses, operating performance has continued to deteriorate
    resulting in greater net losses during each of the above noted periods. Your disclosures
    should be revised to specifically address management's plans regarding the increasing
    levels of expenses as well plans and steps to be taken to increase revenues in order to
    have a structure where expenses (i.e. also taking into consideration rebates and
    promotions) would be commensurate with the levels of revenues in order for the
    company's operating performance and liquidity levels to improve. Please revise future
    filings to include this information and provide a draft of your proposed disclosures in
    your response.

Operating Expenses, page 32

20. In regard to the significant increase in compensation and benefits expense, please revise
    in future filings, to quantify the change in employee headcount which has lead to the
    continued increases. You should also address whether this trend is expected to continue.

21. In regard to the significant increase in marketing and advertising costs due to the
    increased emphasis on the affiliate network, brand marketing, and search engine and
    online marketing campaigns, you should revise future filings to provide a discussion
    which specifically addresses each of these programs in order to give the reader a more
    enhanced understanding of the steps being taken to grow borrower and lender volume,
    which in turn will increase revenues. The related impact on rebates and promotion
    expenses should be addressed as well. Your discussion should address whether this trend
    is expected to continue.

<u>Additional Information about the Prosper Marketplace Loan Platform, page 35</u>

22. We note the loan origination table provides for the timeframe from when the new platform was implemented through the most recent period presented. Tell us what consideration you have given to expanding this information to also including loan origination information, at a minimum, for the most recent interim period presented.

23. Further, tell us what consideration you have given to disclosing a loan maturity table of the remaining outstanding loans for each period presented (i.e. for example, less than one year, 1-3 years and 3-5 years).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   <u>Via E-mail</u>
        Keir Gumbs
        Covington & Burling LLP